Exhibit 99.1

Amdocs Limited Reports Third Quarter Fiscal 2025 Results

Revenue of $1.14 Billion, down 8.4% YoY as Reported and up 3.5% YoY in Pro Forma(1)

Constant Currency(2)

12-Month Backlog of $4.15 Billion, up 3.0% YoY on a Pro Forma(1) Basis

Expects Fiscal 2025 Revenue Outlook of (10.0)%-(9.0)% YoY as Reported and

2.4%-3.4% YoY in Pro Forma(1) Constant Currency(2)

Reiterates Fiscal 2025 Target for Double-Digit Total Shareholder Returns(3)

Third Quarter Fiscal 2025 Highlights

(All comparisons are against the prior year)

•

Revenue of $1,144 million, down 8.4% as reported due to the phase out of certain business activities, and up 3.5% in pro forma(1) constant currency(2); revenue was above the midpoint of the $1,110-$1,150 million guidance range, even after adjusting for a positive impact from foreign currency movements of approximately $9 million compared to our guidance assumptions

•	Record revenue of $189 million in Europe, up 7.7% as compared to last year’s third quarter

•	Record managed services revenue of $771 million, equivalent to approximately 67% of total revenue and up 4.1% as compared to last year’s third quarter

•	GAAP diluted EPS of $1.39, above the guidance range of $1.30-$1.38

•	Non-GAAP diluted EPS of $1.72, above the midpoint of the guidance range of $1.68-$1.74

•

GAAP operating income of $202 million; GAAP operating margin of 17.7%, up 360 basis points as compared to last year’s third fiscal quarter, reflecting the phase out of certain non-core business activities, restructuring charges recorded in last year’s third quarter, and a continued focus on operational excellence; GAAP operating margin was up 20 basis points sequentially

(1)

For comparison purposes, pro forma adjusts third quarter fiscal year 2024 revenue by approximately $150 million and the full fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook

(2)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(3)	Expected total shareholder return assumes midpoint of fiscal year 2025 non-GAAP EPS growth outlook, plus dividend yield
(4)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)

•

Non-GAAP operating income of $245 million; non-GAAP operating margin of 21.4%, up 280 basis points as compared to last year’s third fiscal quarter, reflecting the phase out of certain non-core business activities and a continued focus on operational excellence, and up 10 basis points sequentially

•	Free cash flow of $212 million, comprised of cash flow from operations of $241 million, less $29 million in net capital expenditures(4), including $19 million of restructuring payments

•	Repurchased $135 million of ordinary shares during the third fiscal quarter

•

Twelve-month backlog of $4.15 billion, up 3.0%(1) as compared to last year’s third fiscal quarter adjusting for the phase out of certain business activities; twelve-month backlog was down by approximately $20 million sequentially

JERSEY CITY, NJ – August 6, 2025 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended June 30, 2025.

“Amdocs achieved solid financial results and important business milestones in Q3 as we continued to support the strategic business imperatives of our customers with our innovative cloud, digital and AI-based solutions. Revenue of $1.14 billion exceeded the midpoint of our guidance, led by sequential growth in all regions and a record quarter in Europe where we continue to strengthen our customer partnerships. In the UK, BT has recently awarded Amdocs a digital transformation project, starting date to be finalized, that will enhance their consumer customer experience as part of a multi-year managed services engagement. Amdocs has also been selected by Elisa in Finland for a digital B2B modernization on Google Cloud. Additionally, we are encouraged to have won several strategic GenAI-related deals, providing Amdocs with a foundation on which to showcase our value and to gradually scale in this emerging domain. These deals include a leading service provider in the US which has signed an expanded multi-year agreement to transform its billing, commerce, and order management through GenAI powered solutions,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“With our unique delivery capabilities, we achieved a near record number of project milestones this quarter, including a successful cloud migration for Bell Canada and the go-live of a B2B platform deployment for Optus in Australia. We also achieved another record performance in managed services, which contributed $771 million, or roughly 67%, to total revenue in Q3. Demonstrating our proven ability to deliver consistent customer value, renewal rates in managed services remain high, evidenced by the expanded multi-year agreement we have signed, including modernization, with a leading US service provider, and the recent award with BT in the UK,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “Entering Q4, we are encouraged by a rich pipeline of opportunities across our large, serviceable addressable market. Our 12-month backlog is healthy, and we expect to meet our double-digit growth target in cloud this year. That said, we are closely watching for any impacts of the uncertain macroeconomic environment on us and our customers’ spending behavior. Overall, for the full fiscal year 2025, we now expect slightly better revenue growth of roughly 2.9% in pro forma constant currency, assuming the midpoint of our improved range. We are also on track to deliver double-digit expected total shareholder returns(3) for the fifth consecutive year, supported by enhanced profitability and robust earnings to cash conversion.”

Revenue

(All comparisons are against the prior year period)

	In millions Three months ended June 30, 2025
	Actual	Guidance
Revenue	$1,144	$1,110 - $1,150
Revenue Growth, as reported	(8.4)%
Revenue Growth, Pro-forma (1) constant currency (2)	3.5%

•

Revenue for the third fiscal quarter of 2025 was above the midpoint of Amdocs’ guidance, even after adjusting for a positive impact from foreign currency movements of approximately $9 million relative to our guidance assumptions

•

Revenue for the third fiscal quarter includes a positive impact from foreign currency movements of approximately $6 million relative to the third quarter of fiscal 2024 and a positive impact from foreign currency movements of approximately $13 million relative to the second quarter of fiscal 2025

Net Income and Earnings Per Share

	In thousands, except per share data Three months ended June 30,
	2025	2024
GAAP Measures
Net Income	$154,802	$140,998
Net Income attributable to Amdocs Limited	$154,001	$140,289
Diluted earnings per share	$1.39	$1.21
Non-GAAP Measures
Non-GAAP Net Income	$192,170	$187,807
Non-GAAP Net Income attributable to Amdocs Limited	$191,369	$187,098
Non-GAAP Diluted earnings per share	$1.72	$1.62

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, restructuring charges, and other, net of related tax effects. For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation

•

Quarterly Cash Dividend Program: On August 6, 2025, the Board approved the Company’s next quarterly cash dividend payment of $0.527 per share, and set September 30, 2025 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 31, 2025

•	Share Repurchase Activity: Repurchased $135 million of ordinary shares during the third quarter of fiscal 2025

Twelve-month Backlog

Twelve-month backlog was $4.15 billion at the end of the third quarter of fiscal 2025. On a pro forma(1) basis, adjusting the comparable period for the phase out of certain business activities, twelve-month backlog was up approximately 3.0% as compared to last year’s third fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Fourth Quarter Fiscal 2025 Outlook

In millions, except per share data
Q4 - 2025
Revenue	$1,125-$1,165
GAAP Diluted earnings per share	$1.41-$1.49
Non-GAAP Diluted earnings per share	$1.79-$1.85

•	Fourth quarter revenue guidance assumes a positive $4 million sequential impact from foreign currency fluctuations as compared to the third quarter of fiscal 2025

•

Fourth quarter non-GAAP diluted EPS guidance excludes primarily equity-based compensation expense of approximately $0.21-$0.23 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.12 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

Full Year Fiscal 2025 Outlook

FY 2025 -Year-over -Year growth
	Current guidance	Previous guidance
Revenue Growth, as reported	(10.0)%-(9.0)%	(10.9)%-(9.1)%
Revenue Growth, Pro-forma (1) constant currency (2)	2.4%-3.4%	1.7%-3.7%
GAAP Diluted earnings per share	31.5%-33.5%	28.0%-35.0%
Non-GAAP Diluted earnings per share	8.0%-9.0%	6.5%-10.5%

FY 2025, in millions
	Current guidance	Previous guidance
Free Cash Flow (4)	$710-$730	$710-$730

•

Revenue growth on a pro forma(1), constant currency(2) basis adjusts fiscal 2024 revenue by approximately $600 million to reflect the end of several low-margin, non-core business activities, including certain low-margin software and hardware partner activities, Vubiquity’s transactional video on demand business and non-core subscription services; these activities substantially already ceased in the first quarter of fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook

•

Full year fiscal 2025 revenue guidance incorporates an expected negative impact from foreign currency fluctuations of approximately 0.1% year-over-year, as compared with a negative impact of approximately 0.5% year-over-year previously, and includes some inorganic contribution

•

Non-GAAP diluted earnings per share growth excludes primarily equity-based compensation expense of approximately $0.84-$0.86 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.47 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

•	Non-GAAP operating margin is anticipated to be within a range of 21.1% to 21.7% for the full year fiscal 2025

•

Non-GAAP operating margin is comprised of GAAP operating margin, excluding amortization of purchased intangible assets and other, equity-based compensation expense, restructuring charges, and changes in certain acquisitions related liabilities measured at fair value

•	Non-GAAP effective tax rate is anticipated to be within a range of 15% to 17% for the full year fiscal 2025

•

Reiterates full year fiscal 2025 free cash flow(4) outlook of $710 million to $730 million; free cash flow(4) is comprised of cash flow from operations, less net capital expenditures, and excludes payments related to restructuring charges

The forward-looking statements regarding our fourth fiscal quarter 2025 and full year fiscal 2025 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, changes to trade policies including tariffs and trade restrictions and the resulting impact on economic activities (as our outlook assumes current economic conditions do not deteriorate significantly due to trade policy or other macro factors), global or regional events, and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on August 6, 2025 at 5:00 p.m. Eastern Time to discuss the Company’s third quarter of fiscal 2025 results. To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, revenue on a constant currency(2) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow(4), revenue on a constant currency(2) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $5.00 billion in fiscal 2024.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed on December 17, 2024, and our Form 6-K furnished for the first quarter of fiscal 2025 on February 18, 2025, and for the second quarter of fiscal 2025 on May 19, 2025.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2025(a)	2024	2025(a)	2024
Revenue	$1,144,437	$1,250,059	$3,382,695	$3,741,107
Operating expenses:
Cost of revenue	711,147	809,970	2,091,455	2,424,710
Research and development	86,851	90,368	252,980	270,729
Selling, general and administrative	127,589	144,027	384,301	434,140
Amortization of purchased intangible assets and other	16,380	15,111	48,137	47,719
Restructuring charges	—	14,715	6,783	47,875

	941,967	1,074,191	2,783,656	3,225,173

Operating income	202,470	175,868	599,039	515,934
Interest and other expense, net	(11,705)	(6,872)	(26,579)	(28,300)

Income before income taxes	190,765	168,996	572,460	487,634
Income taxes	35,963	27,998	101,805	78,489

Net income	$154,802	$140,998	$470,655	$409,145

Net income attributable to noncontrolling interests	801	709	2,278	2,389

Net income attributable to Amdocs Limited	$154,001	$140,289	$468,377	$406,756

Basic earnings per share attributable to Amdocs Limited	$1.39	$1.22	$4.19	$3.50

Diluted earnings per share attributable to Amdocs Limited	$1.39	$1.21	$4.17	$3.48

Cash dividends declared per ordinary share	$0.527	$0.479	$1.533	$1.393

Basic weighted average number of shares outstanding	110,614	114,973	111,776	116,075

Diluted weighted average number of shares outstanding	111,188	115,548	112,384	116,738

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2025(a)	2024	2025(a)	2024
Revenue	$1,144,437	$1,250,059	$3,382,695	$3,741,107
Non-GAAP operating income	244,708	232,390	720,212	687,065
Non-GAAP net income	192,170	187,807	582,064	555,260
Non-GAAP net income attributable to Amdocs Limited	191,369	187,098	579,786	552,871
Non-GAAP diluted earnings per share	$1.72	$1.62	$5.16	$4.74
Diluted weighted average number of shares outstanding	111,188	115,548	112,384	116,738

Free Cash Flows

(In thousands)

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Net Cash Provided by Operating Activities	$241,243	$191,462	$519,256	$506,506
Purchases of property and equipment, net (b)	(29,421)	(16,337)	(72,740)	(79,683)

Free Cash Flow	$211,822	$175,125	$446,516	$426,823

(a)	During the three months ended December 31, 2024, we phased out several low-margin, non-core business activities, which were included in the prior periods numbers.
(b)	The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the three and nine months ended June 30, 2025 and 2024, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended June 30, 2025(a)
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$711,147	$—	$(12,652)	$(361)	$—	$—	$698,134
Research and development	86,851		(2,449)				84,402
Selling, general and administrative	127,589		(10,860)	464			117,193
Amortization of purchased intangible assets and other	16,380	(16,380)					—

Total operating expenses	941,967	(16,380)	(25,961)	103			899,729

Operating income	202,470	16,380	25,961	(103)			244,708
Interest and other expense, net	(11,705)						(11,705)
Income taxes	35,963					4,870	40,833

Net income	154,802	16,380	25,961	(103)		(4,870)	192,170

Net income attributable to noncontrolling interests	801						801

Net income attributable to Amdocs Limited	$154,001	$16,380	$25,961	$(103)	$—	$(4,870)	$191,369

	Three Months Ended June 30, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$809,970	$—	$(13,351)	$(584)	$—	$—	$796,035
Research and development	90,368		(2,166)				88,202
Selling, general and administrative	144,027		(10,595)				133,432
Amortization of purchased intangible assets and other	15,111	(15,111)					—
Restructuring charges	14,715				(14,715)		—

Total operating expenses	1,074,191	(15,111)	(26,112)	(584)	(14,715)		1,017,669

Operating income	175,868	15,111	26,112	584	14,715		232,390
Interest and other expense, net	(6,872)						(6,872)
Income taxes	27,998					9,713	37,711

Net income	140,998	15,111	26,112	584	14,715	(9,713)	187,807

Net income attributable to noncontrolling interests	709						709

Net income attributable to Amdocs Limited	$140,289	$15,111	$26,112	$584	$14,715	$(9,713)	$187,098

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Nine Months Ended June 30, 2025(a)
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$2,091,455	$—	$(38,258)	$(721)	$—	$—	$—	$2,052,476
Research and development	252,980		(7,003)					245,977
Selling, general and administrative	384,301		(32,873)	12,602				364,030
Amortization of purchased intangible assets and other	48,137	(48,137)						—
Restructuring charges	6,783				(6,783)			—

Total operating expenses	2,783,656	(48,137)	(78,134)	11,881	(6,783)			2,662,483

Operating income	599,039	48,137	78,134	(11,881)	6,783			720,212
Interest and other expense, net	(26,579)					5,979		(20,600)
Income taxes	101,805						15,743	117,548

Net income	470,655	48,137	78,134	(11,881)	6,783	5,979	(15,743)	582,064

Net income attributable to noncontrolling interests	2,278							2,278

Net income attributable to Amdocs Limited	$468,377	$48,137	$78,134	$(11,881)	$6,783	$5,979	$(15,743)	$579,786

	Nine Months Ended June 30, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$2,424,710	$—	$(40,126)	$3,000	$—	$—	$—	$2,387,584
Research and development	270,729		(6,289)					264,440
Selling, general and administrative	434,140		(32,122)					402,018
Amortization of purchased intangible assets and other	47,719	(47,719)						—
Restructuring charges	47,875				(47,875)			—

Total operating expenses	3,225,173	(47,719)	(78,537)	3,000	(47,875)			3,054,042

Operating income	515,934	47,719	78,537	(3,000)	47,875			687,065
Interest and other expense, net	(28,300)					5,538		(22,762)
Income taxes	78,489						30,554	109,043

Net income	409,145	47,719	78,537	(3,000)	47,875	5,538	(30,554)	555,260

Net income attributable to noncontrolling interests	2,389							2,389

Net income attributable to Amdocs Limited	$406,756	$47,719	$78,537	$(3,000)	$47,875	$5,538	$(30,554)	$552,871

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	June 30, 2025	September 30, 2024
ASSETS
Current assets:
Cash and cash equivalents	$267,312	$346,085
Short-term interest-bearing investments	75,154	168,242
Accounts receivable, net, including unbilled	956,558	1,028,357
Prepaid expenses and other current assets	352,821	228,498

Total current assets	1,651,845	1,771,182
Property and equipment, net	767,083	755,601
Lease assets	194,216	149,254
Goodwill and other intangible assets, net	3,043,588	3,005,637
Other noncurrent assets	675,496	704,468

Total assets	$6,332,228	$6,386,142

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,183,002	$1,315,679
Lease liabilities	39,772	39,983
Deferred revenue	128,378	115,247

Total current liabilities	1,351,152	1,470,909
Lease liabilities	152,118	103,462
Long-term debt, net of unamortized debt issuance costs	646,746	646,291
Other noncurrent liabilities	636,783	666,303
Total Amdocs Limited Shareholders’ equity	3,503,473	3,456,976
Noncontrolling interests	41,956	42,201

Total equity	3,545,429	3,499,177

Total liabilities and equity	$6,332,228	$6,386,142

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended June 30,
	2025	2024
Cash Flow from Operating Activities:
Net income	$470,655	$409,145
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	142,457	143,738
Amortization of debt issuance cost	453	445
Equity-based compensation expense	78,134	78,537
Deferred income taxes	10,898	(12,347)
Loss from short-term interest-bearing investments	1,869	5,212
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	57,499	(88,805)
Prepaid expenses and other current assets	(71,825)	(9,276)
Other noncurrent assets	(21,659)	(21,207)
Lease assets and liabilities, net	3,483	(10,440)
Accounts payable, accrued expenses and accrued personnel	(85,590)	125,063
Deferred revenue	13,813	(41,927)
Income taxes payable, net	(17,781)	(62,328)
Other noncurrent liabilities	(63,150)	(9,304)

Net cash provided by operating activities	$519,256	$506,506

Cash Flow from Investing Activities:
Purchase of property and equipment, net (b)	(72,740)	(79,683)
Proceeds from sale of short-term interest-bearing investments	94,718	49,516
Purchase of short-term interest-bearing investments	—	(9,061)
Net cash paid for business and intangible assets acquisitions	(61,406)	(86,824)
Net cash from equity investments and other	16,773	4,182

Net cash used in investing activities	$(22,655)	$(121,870)

Cash Flow from Financing Activities:
Repurchase of shares	(414,924)	(443,316)
Proceeds from employee stock option exercises	18,097	19,120
Payments of dividends	(166,425)	(157,264)
Distribution to noncontrolling interests	(2,523)	(3,204)
Payment of contingent consideration and deferred payment of business acquisitions	(9,599)	(2,063)

Net cash used in financing activities	$(575,374)	$(586,727)

Net decrease in cash and cash equivalents	(78,773)	(202,091)
Cash and cash equivalents at beginning of period	346,085	520,080

Cash and cash equivalents at end of period	$267,312	$317,989

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	June 30, 2025(a)	March 31, 2025(a)	December 31, 2024(a)	September 30, 2024	June 30, 2024
North America	$745.4	$738.3	$737.4	$835.8	$828.8
Europe	189.4	180.7	155.2	184.1	175.9
Rest of the World	209.6	209.2	217.4	244.0	245.3

Total Revenue	$1,144.4	$1,128.2	$1,110.1	$1,263.9	$1,250.1

	Three months ended
	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
Managed Services Revenue	$771.5	$747.1	$728.9	$721.4	$740.8

	as of
	June 30, 2025(a)	March 31, 2025(a)	December 31, 2024(a)	September 30, 2024(c)	June 30, 2024
12-Month Backlog	$4,150	$4,170	$4,140	$4,060	$4,250

(c)	Excluding the phase out of certain business activities in the fourth fiscal quarter of 2024 only.

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